Mail Stop 6010						March 6, 2006




Debra L. Towsley
President and Principal Executive Officer
MEDirect Latino, Inc.
1551 NW 65th Avenue, Suite 4
Plantation, Florida 33313

	Re:	MEDirect Latino, Inc.
		Form 10
		Filed February 8, 2006 and amended February 17, 2006
		File No. 0-51795

Dear Ms. Towsley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will automatically become effective 60 days after it was filed. If we are not finished with the review by that time, you should withdraw the registration statement and refile it to delay its effectiveness.



Medirect Latino Form 10


2. Please update the financial statements as required by Rule 3-10 of
Regulation S-X.

Explanatory Note, page 3

3. We note your reference to a registration requirement if an issuer has more than $10 million in assets and 500 equity security holders of record. You do not appear to meet these requirements. Please advise or revise the discussion accordingly.

General development of business, page 3

4. Please expand the discussion to provide the information requested by Item 101 ( a ) of Regulation S-K. In this regard, we note the information in note 1 to the financial statements, exhibit 2, and the absence of any discussion regarding the reasons for the reorganization or business segments. Please revise. We may have additional comments.

How we generate our revenues, page 4

5. If true, please clarify that your revenues are generated by your mail or other method of shipment business as opposed to retail facilities.

How we manage our operations, page 4

6. If your Florida operations center is your sole facility, so state.

Risk Factors, pages 12-15

General

7. Please consider the inclusion of risk factors related to the market for your securities, e.g. absence of trading market and application of penny stock rules.

Limited operating history makes an evaluation of MEDirect`s business difficult, page 12

8. The risk factor discussion addresses risks in additional to that identified in the subheading, i.e. market conditions, regulation, and management`s ability to manage growth. If applicable, each material risk should be described under a separate risk factor subheading.

We are dependent upon outside financing to fund operations ...., page
12

9. Please expand the discussion to quantify the amount of additional funding required, when the funding is needed, and the time period for which your current funding is sufficient.

The profitability of our business will decrease...., page 12

10. Since you are not currently profitable, please revise the subheading to more accurately reflect the risk factor you are describing.

We could lose contract manufacturers and suppliers...., page 13

11. Please note the requirements of Item 601 with respect to the possible need to file material contracts. To the extent applicable, please file any required exhibits.

If pharmacy licensing is delayed...., page 13

12. Please expand the discussion to enable investors to understand the risk in context, e.g. what percentage of your revenues are derived from Florida residents, what percentage of your revenues are derived from states that do not require non-residency pharmacy licenses, and once you acquire a pharmacy, how much time do you anticipate will be required to obtain regulatory approval for the sale of insulin and drugs in the states where you anticipate conducting business?

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 17

13. You refer to the company as a development stage company in this section and on page 12 of the filing. As the company`s planned principal operations appear to have commenced, please remove the references to the company as in the development stage or tell us why such labeling is considered appropriate.

Income from Operations, page 18

14. Although you refer to disclosure about EBITDA in Selected Financial Data we did not locate any disclosure in that section. It is not clear how management uses EBITDA and the reasons why you disclose EBITDA. Item 10(e) of Regulation S-K allows the use of EBITDA for non-GAAP liquidity measures, but not for performance measures. If you intend to use EBITDA as a performance measure we believe you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. We believe that burden is not easily met. For example, you would need to explain why it is reasonable to exclude depreciation when measuring financial performance as the assets being depreciated are necessary to earn revenue. Refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ), particularly question 8 and 15, and amend your non-GAAP disclosure as necessary. You can find this document at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. If you disclose EBITDA as a liquidity measure, explain how that measure is used. If you retain disclosure of a non-GAAP measure you must provide all the required disclosure. Refer to Item 10(e) of Regulation S-K.

Interest Expense, page 18

15. Your statement that the company has no interest bearing debt
and
therefore no interest expense appears to contradict with amounts presented on the face of the statements of operations and with the
information presented in Note 4, Long Term Debt.   Please clarify.
In addition, please tell us whether interest at an appropriate rate was imputed and expensed for non interest bearing debt for all periods presented or restate your financial statements to reflect the interest cost of doing business as appropriate.

Liquidity and Capital Resources, page 20

16. Please expand your discussion to address material changes in the underlying drivers such as where the actual usages and sources of cash existed especially in your discussion of operating cash flows during the years presented. In doing so, please ensure that you are not merely describing items identified on the face of the statement of cash flows. Refer to the guidance provided in our release, "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" particularly Item D of that release. You can find this release on our website at http://www.sec.gov/rules/interp/33-8350.htm. In discussing liquidity, explain large changes appearing on the statement of cash flows such as the $112,991 of cash provided by accrued expenses in the three months ended September 30, 2005 compared to the $56,976 of cash used for accrued expenses in the three months ended September 30, 2004. Discuss the underlying reasons for all such significant changes presented.

17. The amounts of equity offerings and prices per share in the table of equity and debt financings do not agree to the amounts included in the statement of stockholders` deficit and the price per share that can be computed from the amounts in the statement of stockholders` deficit. Please reconcile the inconsistencies.


Critical Accounting Policies, page 21

18. We note you identified certain accounting policies as critical but we were unable to locate disclosure for all critical accounting policies. Please address the material implications of the uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements of each policy. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management`s Discussion and Analysis of
Financial Condition and Results of Operations, please expand your disclosures to include the following for each critical accounting policy identified:

* Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
* Specifically address why your accounting estimates or assumptions bear the risk of change.
* Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

Revenue Recognition, page 21

19. Discuss the specific nature of and significance of estimates affecting revenue recognition. Quantify each significant item that reduces gross sales to net sales. Quantify the amount of changes in estimates or state that such changes were not material, if true.

Allowance for Doubtful Accounts, page 21

20. Please expand your disclosures regarding accounts receivable to include the following:

* For each period presented, quantify and disclose the amount of changes to the estimated allowance for doubtful accounts of prior periods recorded during the current period.
* Quantify and disclose the reasonably possible effects that a change in estimates of unsettled amounts from third-party payors as of the latest balance sheet could have on financial position and operations.
* Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria, for example unbilled, less than 30 days, 30 to 60 days etc. or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, for example Patient, Medicare and Medicaid, Commercial, etc. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.
* State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off and address the following matters:

o The threshold amount and age for account balance write-offs;
o Whether or not and to what extent you use specific identification for account write-offs;
o Whether or not and to what extent your write-off process is automated or manual; and
o Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.

21. In discussing how you determine your bad debt estimate explain here, or in results of operations, why allowance for doubtful accounts is 27% of net sales for the three months ended September 30,
2005 compared to 9% of net sales for the three months ended
September
20, 2004 and 18% of net sales for the years ended June 30, 2005 and
2004..

Financial Statements for the years ended June 30, 2005 and 2004

22. Form 10 specifies financial statements required by Regulation
S-
X. Regulation S-X requires three years of audited statements of operations, cash flow and shareholders` equity. You should revise the filing to include the required financial statements. Please note that Form 10-SB and Regulation S-B require only two years of audited financial statements. Alternatively, you could withdraw Form 10 and refile on Form 10-SB.

Item 3.  Properties, page 23

23. To the extent practicable, please expand the discussion to update the status of the San Juan distribution and customer service facility.

Security ownership of certain beneficial owners and management, page
23

24. Please expand the discussion to disclose the natural person with voting or investment control over the securities owned by TBeck
Capital.



Directors and executive officers, page 24

25. With the exception of Dr. Pita, please expand the discussion with respect to each member of management and the board of directors to describe their respective specific work experience for the past five years, indicating the place and duration of employment for each position held.

Executive compensation, page 26

26. Please provide the summary compensation table reflecting the required information for your chief executive officer for your most
recently completed fiscal year.   Also, if applicable, please
provide
the information requested by Item 401 (f) of Regulation S-K with respect to compensation of directors.

Service agreements, page 26

27.  Please file the agreements as exhibits.

Market price of and dividends on the registrant`s common equity and related stockholder matters, page 26

28. Please expand the discussion to indicate the approximate number of holders of record of each class of common equity.

Statements of Stockholder`s Deficit, page F-5

29. Please tell how the number of shares issued in connection with the merger was computed and why you believe this presentation is appropriate.

30. Direct us to disclosure, or add disclosure, explaining the issuance of 433,000 and 954,000 of founders` shares. Explain your accounting for these transactions. Tell us how you valued all stock issued at each issuance date.

Statements of Cash Flows, page F-6

31. Cash provided from cash overdrafts should be presented as a financing (loan) activity.

Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-7

32. Please expand your revenue recognition policy to discuss the revenue recognition criteria outlined in SAB Topic 13.A.1. that you follow when you recognize revenue and disclose how the revenues recognized meet each of the criteria, for all revenue streams. For example, in addition to indicating that revenues are recognized when
"products are shipped", specifically indicate how the revenue is earned at the time of the shipment, how the fee is fixed and determinable, and how collectibility of the amount billed to your customer is reasonably assured.

33. Provide the disclosures about earnings per share as required by paragraph 40 of FAS 128.

Organization, page F-7

34. Please include more robust discussion of the recapitalization that you labeled reverse acquisition. The current discussion is brief to the point of not allowing a real understanding of what happened in this transaction and how it was accounted for. Your disclosure should indicate whose historical financial statements are included in the filing for the periods prior to the date of the acquisition.

35. Disclose your accounting policy for shipping and handling costs.
Please refer to EITF 00-10.

Note 5, Related Party Transactions, page F-9

36. Clarify which notes were originally issued as convertible notes
and disclose the conversion terms at issuance. Tell us how you considered any beneficial conversion features related to EITFs 98-5 and 00-27. Also disclose how you valued the stock issued in all transactions.

37. From the statement of stockholders` deficit 746,133 shares of Preferred C Stock were issued for $711,968 or $.95 per share.
Tell
us how you determine the fair value of the preferred stock and how that fair value compared to the fair value of your common stock on that date.

38. Disclose the amounts of expense and periods related to the $224,515 and $24,827 notes.

39. Disclose the components of the $210,403 and $94,695 so that a reader can relate these totals to the earlier narrative description of the December 2002 agreements. Clarify the amount of expense recognized in each period. Explain why the amount for 2005 was more than twice the amount in 2004. Also disclose in which line item on the statement of operations each amount of expense is included in.

40. Please tell us and disclose in the filing the accounting policies used to account for the stock options granted to certain major shareholders as described in Note 5. Please revise your disclosures to include all the disclosures required by SFAS 123.

Note 10.  Stockholder`s Equity, page F-13

41. Disclose how you accounted for the issuance of the Series A convertible preferred units which consisted of A, B and C warrants.

Note 14.  Litigation, page F-15

42. Your note discusses several pending lawsuits. Please note that
SFAS 5 and SAB 92 require certain disclosures for all pending legal items including a) disclosure of the estimated additional loss, or range of loss, that is reasonably possible, or b) disclosure that such an estimate cannot be made. For each matter discussed, unless disclosed, please disclose the estimate of information in "a)" or as required by "b)" that such an estimate cannot be made. If you cannot make an estimate, please disclose the facts and circumstances that prevent management from making such an estimate as well as a discussion of what is being sought in those proceedings.

Financial Statements for the three months ended September 30, 2005 and 2004

43. Please revise your interim financial statement disclosures based on the preceding audited financial statement comments, as applicable.



*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact  Ibolya Ignat at (202) 551-3656 or Lisa
Vanjoske
at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John
Krug
at (202) 551-3862 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director
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Ms. Debra L. Towsley
MEDirect Latino, Inc.
March 6, 2006
Page 1